FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 28, 2006 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: April 28, 2006	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED	April 27, 2006

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel: +886.2.8780.5489	email: freddie_liu@aseglobal.com

US IR Contact:
Ken Hsiang, President, ISE Labs, Inc.
Tel: 510.687.2475	email: khsiang@iselabs.com

ASE Test Limited & Subsidiaries Announce Unaudited First Quarter Results
for the Period Ended March 31, 2006

Taipei, Taiwan, April 27, 2006 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101) (“We” or “the Company”), the world’s largest independent provider of semiconductor testing services, today announced its first quarter diluted earnings of $0.27 per share, compared with a diluted loss of $0.15 per share in 1Q05 and diluted earnings of $0.33 per share in the fourth quarter of 2005 (4Q05) under accounting principles generally accepted in the Republic of China (ROC GAAP). Under generally accepted accounting principles in the United States of America (US GAAP), the company reported first quarter diluted earnings of $0.20 per share compared with a diluted loss of $0.14 per share in the same period last year (1Q05) and diluted earnings of $0.26 per share in 4Q05. The Company’s first quarter net income totaled $26.9 million under ROC GAAP1 and $20.1 million under US GAAP.

RESULTS OF OPERATIONS 2

Revenues

Net revenues for the first quarter of 2006 totaled $127.3 million, up 38% from 1Q05 and up 2% from 4Q05. As a percentage of the Company’s net revenues, testing revenues accounted for 84% and IC packaging revenues accounted for 16% for this quarter. Such revenue composition remained changed compared with previous quarter.

1 Unless otherwise stated, all financial information presented in this press release is unaudited, consolidated, prepared in accordance with ROC GAAP and denominated in US dollars. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

2 In October 2005, the Company disposed of its camera module assembly operations in Malaysia. Accordingly, the historical consolidated financial information presented in this press release has been retroactively adjusted to net out the results of these discontinued operations, which will be presented as a separate line item in our consolidated statements of income. The consolidated financial information presented herein represents the results of continuing operations only.

1	4/27/2006

The Company’s top customers in 1Q06 included (in alphabetical order) Altera Corporation, ATI Technologies, Cambridge Silicon Radio, DSP Corporation, Infineon Technologies AG, Lattice Corporation, Legerity, NVIDIA, Qualcomm, and VIA Technologies. Revenues from the Company’s top five customers accounted for 32% of net revenues in 1Q06, and no customer accounted for over 10% of net revenues. The Company estimates that revenues from integrated device manufacturers (IDMs) represented 22% of net revenues in 1Q06.

The following is the Company’s estimated end-market composition of net revenues:

	1Q05	4Q05	1Q06
Communications	44%	40%	38%
Computers	32%	28%	32%
Consumer	21%	27%	28%
Industrial	2%	2%	1%
Other	1%	3%	1%

Expenses

Cost of revenues in 1Q06 totaled $80.3 million, down 9% from 1Q05 and up 5% from 4Q05. Depreciation, amortization and rental expenses of $40.1 million represented 32% of revenues in 1Q06, compared with $49.8 million (54% of revenues) in 1Q05 and $41.1 million (33% of revenues) in 4Q05. Sequential decrease in depreciation and rental expense was primarily due to reduced capital expenditures incurred and aging of our fixed assets.

Gross margin for the quarter was 37%, up from 4% in the year-ago period and down from 39% in the previous quarter. The sequential decrease in gross margin was primarily due to an increase in our direct and indirect labor costs of $3.8 million as a result of incentives and over time charges. Gross margin for IC testing was 42%, compared with 7% in 1Q05 and 44% in 4Q05. Gross margin for IC packaging was 12% in 1Q06, compared with negative 7% in 1Q05 and positive 8% in 4Q05.

Operating expenses (R&D and SG&A expenses) in 1Q06 totaled $15.2 million, down 9% from 1Q05 and down 18% from 4Q05. As a percentage of total revenues, operating expenses represented 12% of total revenues in 1Q06, down from 18% in the 1Q05 and down from 15% in 4Q05. Operating margin for the quarter was 25%, up from negative 14% in 1Q05 and up from 24% in 4Q05.

Net non-operating expense totaled $2.6 million in 1Q06, compared with net non-operating expense of $1 million in 1Q05 and net non-operating expense of $3.8 million in 4Q05. Net interest expense totaled $2.8 million in 1Q06, up from $2.7 million in both 1Q05 and 4Q05. Investment income, primarily attributed to the Company’s equity ownership in affiliated companies, totaled $2.9 million in 1Q06, unchanged from the previous quarter and up from $0.2 million in 1Q05. The company wrote-off $2.7 million of obsolete inventory at its Malaysia operations during the quarter.

2	4/27/2006

Company-wide headcount at the end of 1Q06 was about 5,467, down from 5,630 at the end of 4Q05.

Earnings

Net income under ROC GAAP in 1Q06 was $26.9 million, versus net loss of $15.2 million in 1Q05 and net income of $33.0 million in 4Q05. Net income under US GAAP was $20.1 million in 1Q06, compared with net loss of $13.6 million in 1Q05 and net income of $25.8 million in 4Q05. The ROC GAAP to US GAAP reconciliation in 1Q06 primarily included a negative adjustment of $2.7 million for stock and cash compensation, a negative adjustment of $1.9 million related to compensation of ASE Test stock option and ASE Inc. stock options granted to ASE Test employees, and a negative adjustment of $2.0 million related to income tax expense.

Diluted earnings per share under ROC GAAP were $0.27, compared with a diluted loss per share of $0.15 in 1Q05 and diluted earnings per share of $0.33 in 4Q05. Diluted earnings per share in 1Q06 under US GAAP were $0.20, compared with a diluted loss per share of $0.14 in 1Q05 and diluted earnings per share of $0.26 in 4Q05.

BUSINESS REVIEW

Testing Business

Testing revenues for the quarter were $106.4 million, up 43% from 1Q05 and up 1% from 4Q05. Testing revenue breakdown by type of testing service is shown in the table below.

Testing Service	1Q05	4Q05	1Q06
Final Test	66%	70%	67%
Wafer Sort	26%	26%	27%
Engineering Test	8%	4%	6%
Total Test	100%	100%	100%

Gross margin for the testing operations in 1Q06 was 42%, up from 7% in 1Q05 and down from 44% in 4Q05. The sequential decrease in gross margin was primarily due to incentives and over time charges of $3.6 million during the quarter. Depreciation, amortization and rental expenses for our testing operations were $37 million, remained unchanged compared with 4Q05.

The Company spent $9 million on testing equipment in 1Q06. A total of 14 testers were acquired through purchases, leases and consignment, and 18 testers were disposed of. At the end of the period, the Company had a total of 783 testers, of which 609 testers were owned or leased and the rest were consigned.

3	4/27/2006

IC Packaging Business

IC packaging revenues for the quarter were $20.9 million, up 19% from 1Q05 and up 6% from 4Q05. IC packaging revenue breakdown by package type is as follows:

Package Type	1Q05	4Q05	1Q06
Substrate & Advanced Leadframe Packages	74%	72%	76%
Traditional Leadframe Packages	26%	28%	24%
Total Assembly	100%	100%	100%

Gross margin for packaging in 1Q06 was 12%, up from negative 7% in 1Q05 and up from 8% in 4Q05. Packaging margin improvement was primarily due to volume increase , favorable product mix change and efficiency improvement. Depreciation expense decreased by $0.5 million sequentially due to the disposal and write off wirebonders in 1Q06. As of the end of the quarter, the Company operated a total of 374 wirebonders.

BALANCE SHEET

At the end of the quarter, the Company had $144.8 million in cash and cash equivalents,and financial assets –current, an increase of $6.6 million compared with 4Q05. Total unused credit lines amounted to $186.8 million. Total debt was $259.1 million, comprised of $60.7 million of short term and current portion of long term debt, and $198.4 million of long-term debt. Total bank debt decreased by $36 million during the quarter. Current ratio declined from 2.23 in 4Q05 to 2.16, and leverage ratio improved from 0.71 in 4Q05 to 0.52. The Company’s debt maturity, as of the end of 1Q06, was as follows:

Amount ($ million)
Within the first year	60.7
During the second year	86.5
During the third year	63.0
During the fourth year	33.2
During the fifth year and thereafter	15.7

CAPITAL EXPENDITURES

In 1Q06, the Company spent $10.3 million on equipment, most of which was for testing equipment.

BUSINESS OUTLOOK

The Company currently expects its total net revenues in the second quarter of 2006 to increase by mid-single digit percentage sequentially. Testing revenues are expected to increase by low-single

4	4/27/2006

digit percentage, and packaging revenues are expected to increase by mid-teens percentage.

Assuming the above revenue increase, the Company expects its gross margin in 2Q06 increase by approximately one percentage point to 38%.

Given the current forecast, the Company plans to spend around $10 million on the purchase or lease of additional testing equipment for the second quarter of 2006. This level of spending will be adjusted based on actual business conditions.

5	4/27/2006

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three	For the Three	For the Three
	Months	Months	Months
	Ended	Ended	Ended
	Mar. 31, 2005	Dec. 31, 2005	Mar. 31, 2006

ROC GAAP:
Net revenues	92,171	124,641	127,330
Cost of revenues	88,579	76,448	80,376

Gross profit	3,592	48,193	46,954
Operating expense
R&D	5,524	7,166	5,138
SG&A	11,060	11,332	10,025

Subtotal	16,584	18,498	15,163

Operating income (loss)	(12,992)	29,695	31,791

Non-operating expense (income)
Interest income	(153)	(822)	(616)
Interest expense	2,867	3,498	3,456
Loss on fire damage	-	642	56
Others	(1,782)	483	(274)

Subtotal	932	3,801	2,622

Income/ (loss) before tax	(13,924)	25,894	29,169
Income tax expense(benefit)	2,001	(163)	2,229

Net income/ (loss) from continuing operation	(15,925)	26,057	26,940
Income from discontinued operation	722	6,910	-

Net income/ (loss) (ROC GAAP)	(15,203)	32,967	26,940

Net income/ (loss) (US GAAP)	(13,575)	25,762	20,131

Diluted EPS (ROC GAAP)	(0.15)	0.33	0.27
Diluted EPS (US GAAP)	(0.14)	0.26	0.20

Margin Analysis:
Gross margin	3.9%	38.7%	36.9%
Operating margin	-14.1%	23.8%	25.0%
Net margin (ROC GAAP)	-16.5%	26.4%	21.2%
Net margin (US GAAP)	-14.7%	20.7%	15.8%

Additional Data:
Testing revenues	74,625	104,970	106,433
IC packaging revenues	17,546	19,671	20,897

Shares outstanding	100,059,031	100,059,031	100,059,031
Shares used in diluted EPS calculation(ROC	100,059,031	100,085,102	100,186,301
GAAP)
Shares used in diluted EPS calculation(US	100,059,031	100,085,102	100,087,171
GAAP)

6	4/27/2006

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the Three	For the Three
	Months Ended	Months Ended
	Mar. 31, 2005	Mar. 31, 2006

Cash Flows From Operating Activities
Net income (loss)	(15,203)	26,940
Adjustments
Depreciation and amortization	42,384	30,911
Investment income under equity method	(166)	(2,919)
Allowance for obsolescence	-	2,699
Other	1,862	1,832
Changes in operating assets and liabilities	7,392	(9,592)

Net Cash Provided by Operating Activities	36,269	49,871

Cash Flows From Investing Activities
Acquisition of properties	(25,147)	(12,640)
Proceeds from sale of properties	4,660	7,943
Decrease (increase) in financial assets and liability –current	2,975	(22,936)
Increase in other assets	(3,378)	(2,946)

Net Cash Used in Investing Activities	(20,890)	(30,579)

Cash Flows From Financing Activities
Increase (decrease) in short-term borrowings	(13,953)	25,463
Proceeds from long-term debts	14,965	-
Repayments of long-term debts	(11,217)	(63,793)

Net Cash Used in Financing Activities	(10,205)	(38,330)

Effect of exchange of rate changes on cash and cash	442	2,513
equivalent

Net Increase (decrease) in Cash and Cash Equivalents	5,616	(16,525)
Cash and Cash Equivalents, Beginning of Period	39,489	138,211

Cash and Cash Equivalents, End of Period	45,105	121,686

Interest paid	2,731	747

Income tax paid	32	1,206

Cash paid for acquisitions of properties
Purchase price	18,784	11,159
Decrease in payable	6,363	1,481

	25,147	12,640

7	4/27/2006

     ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Dec. 31, 2005	Mar. 31, 2006

Cash and cash equivalents	138,211	121,686
Financial assets –current	-	23,157
Accounts receivable-net	92,690	96,632
Inventories	21,239	19,130
Other current assets	33,348	36,614

Total current assets	285,488	297,219

Financial assets –non current	140,225	232,248
Fixed assets-net	430,079	399,035
Intangible assets	22,719	22,725
Other assets	61,828	72,847

Total assets	940,339	1,024,074

Short-term borrowings	-	25,463
Accounts payable	20,950	13,507
Payable for fixed assets	10,737	8,283
Current portion of LT debt	49,743	35,234
Other current liabilities	46,789	54,881

Total current liabilities	128,219	137,368

Long-term debt	245,303	198,361
Other liabilities	8,612	8,611

Total liabilities	382,134	344,340
Shareholders’ equity	558,205	679,734

Total liabilities & shareholders’ equity	940,339	1,024,074

8	4/27/2006

About ASE Test Limited
ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2004 Annual Report on Form 20-F filed on June 23, 2005.

9	4/27/2006